For further information please contact:
Magnus Gyllö, Vice President, Atlas Copco China Investment Co. Ltd
[redacted] 1331 ext 358 or +86 1380 2597 933
[redacted], Media Relations Manager, Corporate Communications
2312 or +44 (0)7971 650115

Atlas Copco in China: Delivering leaner, greener and keener industrial productivity solutions

Stockholm, Sweden, September 8, 2006: Today, Atlas Copco is holding a press conference in Shanghai, China. The objective is to give a deeper understanding of the Group's strategy, presence, and ongoing activities in China.

The press conference is held when Atlas Copco, trading in China since the 1920s, celebrates the safe arrival of The Swedish Ship Götheborg in Shanghai. Atlas Copco is one of the main sponsors in the voyage between Sweden and China.

Says Gunnar Brock, President and CEO of the Atlas Copco Group: *"The sponsorship of the Götheborg highlights the strong commitment that Atlas Copco has towards trade with China, and underlines our values to customers: superior productivity, driven by innovation, interaction and commitment."* The Ship shares some of the same values of Atlas Copco, including a pioneering spirit, advancement of technology, and a readiness to face challenges around the world.

This week Atlas Copco will welcome over 3000 guests – customers, staff, and other stakeholders - from its three business areas in China: Compressor Technique, Construction and Mining Technique, and Industrial Technique, each of which is experiencing the same dynamic growth in the country.

Leaner, greener, keener, manufacturing
China represents 6% of the Atlas Copco Group's 2005 revenues of BSEK 53 (BCNY 57) and is one third of the total Asian revenues. It is one of Atlas Copco's most important growth markets.

"Atlas Copco's sales chiefly goes to local companies who are modernizing their approach in response to strong direction from Government that construction, mining and manufacturing must become leaner (more productive), greener (environmentally balanced, and safer) and keener (higher tech solutions), ideas embraced in the 11th Five Year Plan. Atlas Copco's brand promise perfectly matches China's leaner, greener, keener objectives," explains Brock.

China's National Bureau of Statistics has announced that secondary industry such as manufacturing, construction and mining is driving China's economy. This has given extra power to Atlas Copco, who is experiencing double-digit growth of revenues in China - an average of 26% annually compared with a worldwide growth of 12% in the past three years.

"Atlas Copco is in a privileged position to serve Chinese companies - we see the growth of industries quite literally from the ground up, from mining natural resources with our drilling rigs, to plants processing the raw materials with the aid of our compressors, to assisting the infrastructure projects that help move those raw materials across road and rail, and finally manufacturing end goods supported by our industrial tools and compressors."

Atlas Copco is a world leading provider of industrial productivity solutions. The products and services range from compressed air and gas equipment, generators, construction and mining equipment, industrial tools and assembly systems, to related aftermarket and rental. In close cooperation with customers and business partners, and with more than 130 years of experience, Atlas Copco innovates for superior productivity. Headquartered in Stockholm, Sweden, the Group's global reach spans more than 150 markets. In 2005, Atlas Copco had 27 000 employees and revenues of BSEK 53 (BCNY 57).
Learn more at www.atlascopco.com.

Atlas Copco China employs over 2000 people in 10 companies. There are eight production facilities, over 110 sales and service offices throughout China, and more than 200 distributors. Atlas Copco companies in China represent three of the four Business Areas of the Atlas Copco Group: Compressor Technique, Construction and Mining Technique and Industrial Technique. More information is available on www.atlascopco.com.cn.